================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 3)


                               G & L Realty Corp.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   36127 11 09
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                                 (CUSIP Number)


                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 31, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP No. 36127 11 09
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1.  Names of Reporting Persons.

    Lyle Weisman
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2.  Check the Appropriate Box if a Member of a Group                  (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of              7.  Sole Voting Power
Shares                     81,900
Beneficially           ---------------------------------------------------------
Owned by               8.  Shared Voting Power
Each
Reporting              ---------------------------------------------------------
Person                 9.  Sole Dispositive Power
With                       81,900
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     81,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 3.5% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------


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CUSIP No. 36127 11 09
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1.  Names of Reporting Persons.

    Asher Gottesman
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
Number of                 7. Sole Voting Power
Shares                       33,210
Beneficially             -------------------------------------------------------
Owned by                  8. Shared Voting Power
Each
Reporting                -------------------------------------------------------
Person                    9. Sole Dispositive Power
With                         33,210
                         -------------------------------------------------------
                         10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     33,210
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 1.4% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------

CUSIP No. 36127 11 09
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.

    Len Fisch
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group               (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    PF, OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
Number of         7.  Sole Voting Power
Shares
Beneficially     ---------------------------------------------------------------
Owned by          8.  Shared Voting Power .
Each                  160,000 joint voting power with Igor Korbatov
Reporting        ---------------------------------------------------------------
Person            9.  Sole Dispositive Power
With
                 ---------------------------------------------------------------
                 10.  Shared Dispositive Power
                      160,000 joint dispositive power with Igor Korbatov
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person 160,000, jointly with Igor Korbatov

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------

CUSIP No. 36127 11 09
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.

    Igor Korbatov
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                   (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    PF, OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
Number of               7.  Sole Voting Power
Shares
Beneficially           ---------------------------------------------------------
Owned                   8.  Shared Voting Power
by                          160,000 joint voting power with Len Fisch
Each                   ---------------------------------------------------------
Reporting               9.  Sole Dispositive Power
Person
With                   ---------------------------------------------------------
                       10.  Shared Dispositive Power
                            160,000 joint dispositive power with Len Fisch.
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 160,000, jointly with Len Fisch
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by the Amendment No. 1 to Schedule 13D, filed on May 17, 2001, as amended by the Amendment No. 2 to Schedule 13D, filed on May 18, 2001, is hereby further amended by this Amendment No 3. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through May 31, 2001 by Lyle Weisman was approximately $989,787. The aggregate purchase price for the shares of Common Stock purchased through May 31, 2001 by Asher Gottesman was approximately $395,280. The aggregate purchase price for the shares of Common Stock purchased through May 31, 2001 by Len Fisch and Igor Korbatov was approximately $1,936,837.

ITEM 4. PURPOSE OF TRANSACTION
Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended on May 17 and May 18, 2001. This Amendment No. 3 is being filed to reflect additional purchases of Common Stock made separately by the individual Reporting Persons from May 17, 2001 through May 31, 2001 and further as set forth below.

The Reporting Persons continue to believe that the underlying value of the Company's Common Stock is substantially higher than the cash prices offered by Messrs. Gottlieb and Lebowitz. The Reporting Persons currently intend to make an offer within 7 days, addressed to the Special Committee of the Board of Directors of the Company, at a price expected to be between $14.50 and $15.50 per share. The Reporting Persons expect to finance their offer through a combination of personal funds and funds from committed financing sources. The Reporting Persons have completed what they believe to be substantial due diligence which includes among other things MAI property evaluations on assets which the Reporting Persons estimate to represent over one-half of the real property values owned by the Company. These evaluations have been consistent with the opinions of the Reporting Persons on the net asset values of the Company and represent higher values than those apparently ascribed by the published offer of Messrs. Gottlieb and Lebowitz.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)


                               Aggregate Number of Shares               Approximate
Name                               Beneficially Owned                Percentage of Class
-----------------------------------------------------------------------------------------
Lyle Weisman                     81,900                                       3.5%

Asher Gottesman                  33,210                                       1.4%

Len Fisch and
Igor Korbatov                   160,000                                       6.9%


(b)

1.   Lyle Weisman has sole voting and dispositive power over his 81,900 shares.
2. Asher Gottesman has sole voting and dispositive power over his 33,210 shares.
3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 160,000 shares.

(a)  Transactions effected during the past sixty days:

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended on May 17 and May 18, 2001. The following are the Common Stock purchases by the Reporting Persons made from May 17, 2001 through May 31, 2001.


1. Lyle Weisman stock purchases, all in open market transactions:


Date                     Number of Shares Purchased                  Price Per Share
---------------------------------------------------------------------------------------
5-17-01                               100                                 $12.96
5-17-01                               200                                 $12.99
5-18-01                               100                                 $12.99
5-21-01                               100                                 $13.00
5-21-01                               100                                 $13.06
5-22-01                               100                                 $13.02
5-25-01                               100                                 $12.94
5-25-01                               400                                 $12.96
5-30-01                               200                                 $13.10
5-30-01                               300                                 $13.20


2. Asher Gottesman stock purchases, all in open market transactions:


Date                        Number of Shares Purchased             Price Per Share
-------------------------------------------------------------------------------------
5-17-01                                700                            $12.99
5-19-01                                500                            $12.90
5-20-01                              1,000                            $12.99
5-24-01                                100                            $12.69
5-24-01                                500                            $12.70
5-24-01                                100                            $12.75
5-24-01                                100                            $12.85
5-30-01                                500                            $13.20
5-31-01                                200                            $13.16


3. Len Fisch and Igor Korbatov joint stock purchases, all in open market transactions:


Date                        Number of Shares Purchased           Price Per Share
-----------------------------------------------------------------------------------
5-17-01                               500                              $12.95
5-17-01                               100                              $12.98
5-17-01                             1,900                              $12.99
5-17-01                               300                              $13.00
5-18-01                             2,000                              $12.90
5-21-01                             1,000                              $12.99
5-21-01                             1,300                              $13.00
5-22-01                               500                              $12.98
5-22-01                               500                              $13.00
5-22-01                             1,000                              $13.04
5-23-01                             1,000                              $12.80
5-24-01                               600                              $12.69
5-24-01                             1,000                              $12.80
5-30-01                               500                              $13.24


(d)  Not applicable.

(e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A, Joint Filing Agreement among the Reporting Persons.






                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2001

/s/ Lyle Weisman
------------------------
Lyle Weisman

Date:  May 31, 2001

/s/ Asher Gottesman
------------------------
Asher Gottesman

Date:  May 31, 2001

/s/ Len Fisch
------------------------
Len Fisch

Date:  May 31, 2001

/s/ Igor Korbatov
------------------------
Igor Korbatov

                                    EXHIBIT A
                             Joint Filing Agreement

     Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.


Date: May 11, 2001

                                    /s/ Lyle Weisman
                                    ---------------------------
                                    Lyle Weisman

                                    /s/ Asher Gottesman
                                    ---------------------------
                                    Asher Gottesman

                                    /s/ Len Fisch
                                    ---------------------------
                                    Len Fisch

                                    /s/ Igor Korbatov
                                    ---------------------------
                                    Igor Korbatov